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FLUENTWORLDS

The English Language Academy

 fluent

ho will benefit from this web site:
. Students of English,





David Bradford

CEO FluentWorlds

Provo, Utah Area

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 **FluentWorlds**

 **Pepperdine Graziadio Business School**

 **See contact info**

 **500+ connections**

I have been an Exec/CEO/Chairman at Industry leaders in High Tech like Fusion-io, Novell, HireVue and now serve as CEO of FluentWorlds. Imagine a 3D virtual classroom where instead of having video games interfering with classroom instruction, video game technology is at the core of your instructio...

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Articles & activity

29,918 followers

 **The 2017 Open Championship & Resiliency ...**

 **David Bradford**
Published on LinkedIn

Jordan Spieth redefined the term "Resilience" yesterday in what I believe, will forever be seen as the classic comeback in all of professional golf. I wish all businesses could show the res ...see more

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 **FluentWorlds just got the remarkable Timothy Doner to join the Team. Ti...**
David shared this

 **So happy to have Timothy Doner as part of the Fluentworlds Team!**
David commented
5 Likes

 **Orange county!!!!**
David commented
13 Likes

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Experience

 **FluentWorlds**
4 yrs 3 mos

CEO
Jan 2015 – Present · 4 yrs 3 mos
Provo, Utah Area

Imagine a learning environment where instead of having video games interfering with classroom instruction, video game technology is at the core of your instructional paradigm. Video games are a dominant form of entertainment today because they immersive and exciting.

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language, AND virtual reality, was just featured on the cover of Time magazine. Our company, FluentWorlds, has taken advantage of this confluence of industry trends and built a... See more

CEO
2016 · less than a year

Contributing Author
The Huffington Post
Sep 2014 – Present · 4 yrs 7 mos

I am published frequently as a Contributor to the Huffington Post on subjects like Networking, Human Resources, Sports, Tech and Business

Author
Up Your Game - 6 Timeless Networking Principles
May 2014 – Present · 4 yrs 11 mos
Provo, Utah Area

Up Your Game tells the story of my six UP Principles for success - Start Up, Show Up, Follow Up, Stand Up, Link up and Scale Up. It is endorsed by Larry King, Steve Wozniak, Mitt Romney, Eric Schmidt, former Miss America Sharlene Wells Hawkes, and NFL Hall of Famer, and Steve Young.

Chairman of the Board
View- Virtual Immersive Educational World
2012 – Present · 7 yrs
Provo, Utah Area

Help guide the future of the VIEW - Imagine a classroom or corporate training environment where instead of having video games interfering with classroom instruction, video game technology is at the core of your instructional paradigm. It's here: www.3d-view.com. The VIEW has a series of the most advanced 3D virtual educational environments on the plan... See more

Advisor
Women's Technology Council
2011 – Present · 8 yrs

I am an Advisor to the Women's Technology council of Utah - the premier organization promoting women in technology.

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Education

Pepperdine Graziadio Business School
MBA, Business
1981 – 1983

Brigham Young University
J.D., Law
1974 – 1977

Brigham Young University
Juris Doctor (J.D.), Law, Top 25% of Class
1969 – 1977

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